UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha’solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 1

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Stephanie Look
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.650.628.2171
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS RECORD 2012 FIRST QUARTER
FINANCIAL RESULTS

•	Total Revenue: $313.1 million, representing an 11 percent increase year over year
•	Non-GAAP Operating Income: $186.7 million, representing 60 percent of revenues
•	Non-GAAP EPS: $0.74, representing a 16 percent increase year over year
•	Cash Flow from Operations: $275.3 million, representing a 30 percent increase year over year

REDWOOD CITY, CA – April 23, 2012 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announced its financial results for the first quarter ended March 31, 2012.

“I am very pleased with our strong start to the 2012 calendar year.  Check Point delivered record first quarter results with good growth across all of our key financial metrics. The growth was driven by our latest network security appliances and the continued strength of our annuity software blades,” said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies.

Financial Highlights:
•	Total Revenue: $313.1 million, an increase of 11 percent, compared to $281.3 million in the first quarter of 2011.
•
GAAP Operating Income: $172.9 million, an increase of 22 percent, compared to $141.3 million the first quarter of 2011. GAAP operating margin was 55 percent, compared to 50 percent in the first quarter of 2011.

•
Non-GAAP Operating Income: $186.7 million, an increase of 16 percent, compared to $160.6 million in the first quarter of 2011. Non-GAAP operating margin was 60 percent, compared to 57 percent in the first quarter of 2011.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $143.6 million, an increase of 18 percent, compared to $122.1 million in the first quarter of 2011. GAAP earnings per diluted share were $0.68, an increase of 19 percent, compared to $0.57 in the first quarter of 2011.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $156.9 million, an increase of 14 percent, compared to $137.1 million in the first quarter of 2011. Non-GAAP earnings per diluted share were $0.74, an increase of 16 percent, compared to $0.64 in the first quarter of 2011.

•	Deferred Revenues: As of March 31, 2012, Check Point had deferred revenues of $542.2 million, an increase of 18 percent, compared to $460.4 million as of March 31, 2011.
•	Cash Flow: Cash flow from operations was $275.3 million, an increase of 30 percent, compared to $211.6 million in the first quarter of 2011.
•	Share Repurchase Program: During the first quarter of 2012, Check Point repurchased 1.29 million shares at a total cost of $75 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,121.2 million as of March 31, 2012, an increase of $549 million, compared to $2,572.2 million as of March 31, 2011.

For information regarding the Non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 2

Check Point ThreatCloud™
On April 17, Check Point introduced ThreatCloud™, the first collaborative network to fight cybercrime.  As enterprises fight threats separately, many threats are left undetected without a current way of sharing threat information across entities. To stay ahead of modern threats, businesses must collaborate – sharing threat data between organizations – to make security stronger and more effective.

ThreatCloud™ automatically gathers threat data from enterprises that choose to contribute and from an innovative worldwide network of threat sensors. It then analyzes the data and distributes threat intelligence to security gateways around the globe. ThreatCloud leverages Check Point’s large installed base of security gateways, Check Point research and industry malware feeds enabling customers to quickly adapt their security response to new threats and protect their networks against threats that otherwise would go undetected.

ThreatCloud is available with Check Point’s latest software blade release, R75.40, which also includes:

•
New Anti-Bot and enhanced Antivirus Software Blades that are powered by ThreatCloud, allowing them to get real-time updates and enforce pre-emptive protection against advanced threats and other forms of sophisticated malware.

•	Check Point GAiA™ unified operating system supporting all security gateways and software blades.
•	Over 100 additional security features, R75.40 brings customers advanced threat prevention, security consolidation and simplified management for better visibility and control.

Industry Accolades:

Check Point also continues to receive industry awards for innovative product development and leadership worldwide, including:

•	Leader in the Gartner Magic Quadrant for Unified Threat Management
•	Computing Security “Encryption Product of the Year” Award - Check Point Full Disk Encryption
•	SC Magazine Readers Choice Award - Best Intrusion Prevention (IPS) Solution
•	Frost & Sullivan Malaysia Excellence Award - Network Security Vendor of the Year

In addition, Check Point President, Amnon Bar-Lev, was named a 2012 Channel Chief by CRN Magazine for the fifth consecutive year, based on his program innovations, growth and experience in the channel.

Shwed concluded, “Check Point’s continued network security leadership is a result of our focus on providing customers with the best security available in the marketplace.  ThreatCloud™ creates the first collaborative network to fight cybercrime, empowering our customers with threat intelligence and real-time protections.”

Second Quarter 2012 Investor Conference Participation Schedule:

•	Bank of America Merrill Lynch 2012 Technology Conference
May 8, 2012 – San Francisco, CA

•	Jeffries Global TMT Conference
May 9, 2012 – New York, NY

•	J.P. Morgan 40th Annual Technology, Media and Telecom Conference
May 16, 2012 – Boston, MA

•	Cowen & Company 40th Annual Technology Media & Telecom Conference
May 30, 2012 – New York, NY

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 3

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 23, 2012 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through May 1, 2012 on the company's website or by telephone at +1.201.612.7415, replay ID number 392351, account # 215.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the worldwide leader in securing the Internet, provides customers with uncompromised protection against all types of threats, reduces security complexity and lowers total cost of ownership. Check Point first pioneered the industry with FireWall-1 and its patented stateful inspection technology. Today, Check Point continues to develop new innovations based on the Software Blade Architecture, providing customers with flexible and simple solutions that can be fully customized to meet the exact security needs of any organization. Check Point is the only vendor to go beyond technology and define security as a business process. Check Point 3D Security uniquely combines policy, people and enforcement for greater protection of information assets and helps organizations implement a blueprint for security that aligns with business needs. Customers include tens of thousands of organizations of all sizes, including all Fortune and Global 100 companies. Check Point's award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

©2012 Check Point Software Technologies Ltd. All rights reserved

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude non-cash stock-based compensation charges, amortization of intangible assets, net gain on marketable securities previously impaired, and the related tax effects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME
 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2012	2011
	(unaudited)	(unaudited)
Revenues:
Products and licenses	$110,182	$105,258
Software updates, maintenance and subscription	202,934	176,016
Total revenues	313,116	281,274

Operating expenses:
Cost of products and licenses	19,604	17,652
Cost of software updates, maintenance and subscription	16,039	14,297
Amortization of technology	2,858	7,849
Total cost of revenues	38,501	39,798

Research and development	26,842	27,643
Selling and marketing	59,099	58,509
General and administrative	15,784	13,990
Total operating expenses	140,226	139,940

Operating income	172,890	141,334
Financial income, net	10,462	10,528
Income before taxes on income	183,352	151,862
Taxes on income	39,726	29,772
Net income	$143,626	$122,090

Earnings per share (basic)	$0.70	$0.59
Number of shares used in computing earnings per share (basic)	206,114	208,177

Earnings per share (diluted)	$0.68	$0.57
Number of shares used in computing earnings per share (diluted)	212,469	214,934

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2012	2011
	(unaudited)	(unaudited)

GAAP operating income	$172,890	$141,334
Stock-based compensation (1)	9,785	8,245
Amortization of intangible assets (2)	4,004	11,031
Non-GAAP operating income	$186,679	$160,610

GAAP net income	$143,626	$122,090
Stock-based compensation (1)	9,785	8,245
Amortization of intangible assets (2)	4,004	11,031
Net gain on Sale of marketable securities previously impaired(3)	-	(1,368)
Taxes on the above items (4)	(503)	(2,929)
Non-GAAP net income	$156,912	$137,069

GAAP Earnings per share (diluted)	$0.68	$0.57
Stock-based compensation (1)	0.05	0.04
Amortization of intangible assets (2)	0.02	0.05
Net gain on Sale of marketable securities previously impaired(3)	-	(0.01)
Taxes on the above items (4)	(0.01)	(0.01)

Non-GAAP Earnings per share (diluted)	$0.74	$0.64

Number of shares used in computing Non-GAAP earnings per share (diluted)	212,469	214,934

(1) Stock-based compensation:
Cost of products and licenses	$16	$11
Cost of software updates, maintenance and subscription	67	190
Research and development	1,939	1,433
Selling and marketing	2,089	1,891
General and administrative	5,674	4,720
	9,785	8,245

(2) Amortization of intangible assets:
Amortization of technology-
Cost of revenues	2,858	7,849
Selling and marketing	1,146	3,182
	4,004	11,031

(3) Net gain on Sale of marketable securities previously impaired	-	(1,368)

(4) Taxes on the above items	(503)	(2,929)

Total , net	$13,286	$14,979

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

ASSETS

	March 31,	December 31,
	2012	2011
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$416,152	$493,546
Marketable securities and short-term deposits	982,009	865,994
Trade receivables, net	243,391	357,418
Prepaid expenses and other current assets	50,760	53,045
Total current assets	1,692,312	1,770,003

Long-term assets:
Marketable securities	1,722,993	1,519,865
Property and equipment, net	37,105	36,639
Severance pay fund	6,248	6,052
Deferred tax asset, net	24,328	25,296
Other intangible assets, net	22,235	26,239
Goodwill	727,875	727,875
Other assets	17,332	16,094
Total long-term assets	2,558,116	2,358,060

Total assets	4,250,428	$4,128,063

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$485,278	$490,655
Trade payables and other accrued liabilities	267,683	271,815
Total current liabilities	752,961	762,470

Long-term deferred revenues	56,933	61,523
Income tax accrual	234,888	219,469
Deferred tax liability, net	-	1,274
Accrued severance pay	10,927	10,236
	302,748	292,502

Total liabilities	1,055,709	1,054,972

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	656,155	630,508
Treasury shares at cost	(1,595,573)	(1,543,886)
Accumulated other comprehensive income	16,691	12,650
Retained earnings	4,116,672	3,973,045
Total shareholders’ equity	3,194,719	3,073,091
Total liabilities and shareholders’ equity	$4,250,428	$4,128,063
Total cash and cash equivalents, marketable securities and short-term deposits	$3,121,154	$2,879,405

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2012	2011
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$143,626	$122,090
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,952	1,729
Amortization of intangible assets	4,004	11,031
Stock-based compensation	9,785	8,245
Realized loss on marketable securities, net	62	-
Decrease in trade and other receivables, net	113,161	83,225
Decrease in deferred revenues, trade payables and other accrued liabilities	(1,110)	(13,858)
Excess tax benefit from stock-based compensation	378	(53)
Deferred income taxes, net	3,475	(804)
Net cash provided by operating activities	275,333	211,605

Cash flow from investing activities:
Investment in property and equipment	(2,418)	(1,861)
Net cash used in investing activities	(2,418)	(1,861)

Cash flow from financing activities:
Acquisition of non-controlling interest	-	(5,516)
Proceeds from issuance of shares upon exercise of options	39,554	31,515
Purchase of treasury shares	(74,999)	(75,000)
Excess tax benefit from stock-based compensation	(378)	53
Net cash used in financing activities	(35,823)	(48,948)

Unrealized (loss) gain on marketable securities, net	4,657	(3,539)

Increase in cash and cash equivalents and marketable securities	241,749	157,257

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	2,879,405	2,414,946
Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,121,154	$2,572,203

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 8

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
April 23, 2012		Tal Payne
Chief Financial Officer

softwarebladesTM	©2012 Check Point Software Technologies Ltd. All rights reserved. Classification: [Unrestricted] For Everyone| P. 9